Exhibit 99.2
MANAGEMENT'S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The management of Veren Inc. is responsible for the preparation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best estimates and judgments. Management has determined such amounts on a reasonable basis in order to determine that the consolidated financial statements are presented fairly in all material respects.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants, was appointed by a resolution of the Board of Directors to audit the consolidated financial statements of the Company and to provide an independent professional opinion. PricewaterhouseCoopers LLP was appointed to hold such office until the next annual meeting of the shareholders of the Company.
The Board of Directors, through its Audit Committee, has reviewed the consolidated financial statements including notes thereto with management and PricewaterhouseCoopers LLP. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Audit Committee meets regularly with management and PricewaterhouseCoopers LLP to review and approve the consolidated financial statements. The Board of Directors has approved the information contained in the consolidated financial statements based on the recommendation of the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is also responsible for establishing and maintaining an adequate system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2024. The assessment was based on the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control - Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Management concluded that this system of internal controls was effective as of December 31, 2024. The Company has effective disclosure controls and procedures to ensure timely and accurate disclosure of material information relating to the Company which complies with the requirements of Canadian securities legislation and the United States Sarbanes - Oxley Act of 2002.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants who also audited the Company's consolidated financial statement for the year ended December 31, 2024, has audited the effectiveness of the Company's internal control over financial reporting as at December 31, 2024.

Craig Bryksa President and Chief Executive Officer	Ken Lamont Chief Financial Officer

February 26, 2025

VEREN INC.	1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Veren Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Veren Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

VEREN INC.	2

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The impact of estimates of proved plus probable oil and gas reserves on development and production assets
As described in Notes 2, 3 and 10 to the consolidated financial statements, the Company had a net balance of $9,716.6 million for development and production assets as of December 31, 2024, and the related depletion expense for the year ended December 31, 2024 was $1,166.3 million. Development and production assets are measured at cost less accumulated depletion and any accumulated impairment losses. Development and production assets are depleted using the unit-of-production method based on estimated proved plus probable oil and gas reserves before royalties, as determined by independent petroleum reservoir engineers. Determining the Company’s proved plus probable oil and gas reserves required the use of significant judgment and assumptions by management related to production forecasts, commodity prices, costs and related future cash flows. In determining the estimates of the proved plus probable oil and gas reserves, management utilizes the services of specialists, specifically independent petroleum reservoir engineers (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impact of estimates of proved plus probable oil and gas reserves on development and production assets is a critical audit matter are (i) the judgment by management, including the use of management’s specialists, when developing the estimates of proved plus probable oil and gas reserves, and (ii) a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating assumptions used in developing those estimates, including production forecasts, commodity prices, costs and related future cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of proved plus probable oil and gas reserves and the calculation of depletion expense. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the proved plus probable oil and gas reserves used to determine depletion expense. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists and an evaluation of management’s specialists’ findings. Evaluating the assumptions used by management’s specialists related to production forecasts, commodity prices, costs and related future cash flows involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company and whether they were consistent with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable. Procedures were also performed to test the unit-of-production method used to calculate depletion expense.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Canada
February 26, 2025

We have served as the Company's auditor since 2001.

VEREN INC.	3

CONSOLIDATED BALANCE SHEETS

As at December 31
(Cdn$ millions)	Notes	2024	2023
ASSETS
Cash		17.1	17.3
Accounts receivable		386.5	377.9
Prepaids and deposits		99.1	87.8
Derivative asset	27	166.9	240.7
Other current assets	5	7.2	79.2
Assets held for sale		—	247.1
Total current assets		676.8	1,050.0
Derivative asset	27	17.8	14.3
Other long-term assets	6	18.1	7.4
Exploration and evaluation	7	472.3	607.0
Property, plant and equipment	8, 10	9,753.2	10,718.3
Right-of-use asset	14	569.0	102.8
Goodwill	11	243.8	275.9
Total assets		11,751.0	12,775.7
LIABILITIES
Accounts payable and accrued liabilities		493.5	634.9
Dividends payable		70.7	56.8
Current portion of long-term debt	13	514.4	380.0
Derivative liability	27	14.1	51.4
Other current liabilities	12	95.0	118.0
Liabilities associated with assets held for sale		—	132.4
Total current liabilities		1,187.7	1,373.5
Long-term debt	13	1,940.1	3,186.3
Derivative liability	27	16.4	3.8
Other long-term liabilities	15	24.2	31.0
Lease liability	14	551.6	104.2
Decommissioning liability	8, 16	560.0	566.4
Deferred income tax	24	710.0	643.0
Total liabilities		4,990.0	5,908.2
SHAREHOLDERS’ EQUITY
Shareholders’ capital	17	16,959.7	17,052.7
Contributed surplus		14.5	17.4
Deficit	18	(10,213.2)	(10,202.5)
Accumulated other comprehensive income		—	(0.1)
Total shareholders' equity		6,761.0	6,867.5
Total liabilities and shareholders' equity		11,751.0	12,775.7
Commitments (Note 29)
See accompanying notes to the consolidated financial statements.
Approved on behalf of the Board of Directors:

Barbara Munroe Chair of the Board	Mike Jackson Director

VEREN INC.	4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31
(Cdn$ millions, except per share amounts)	Notes	2024	2023
REVENUE AND OTHER INCOME
Oil and gas sales	31	4,271.3	3,499.0
Purchased product sales		142.6	66.2
Royalties		(441.7)	(375.3)
Oil and gas revenue		3,972.2	3,189.9
Commodity derivative gains (losses)	20, 27	(14.6)	163.8
Other income (loss)	21	(17.0)	13.4
		3,940.6	3,367.1
EXPENSES
Operating		941.4	770.5
Purchased product		142.8	68.6
Transportation		311.5	174.3
General and administrative		112.0	126.5
Interest	22	194.3	129.4
Foreign exchange gain	23	(6.0)	(10.0)
Share-based compensation		19.1	38.7
Depletion, depreciation and amortization	7, 10, 14	1,338.3	894.7
Impairment	10, 11	512.3	93.8
Accretion and financing	14, 16	31.2	27.5
		3,596.9	2,314.0
Net income before tax from continuing operations		343.7	1,053.1

Tax expense (recovery)
Current	24	—	(0.7)
Deferred	24	59.8	254.4
Net income from continuing operations		283.9	799.4
Net income (loss) from discontinued operations	9	(10.6)	(229.1)
Net income		273.3	570.3

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		0.6	1.3
Reclassification of cumulative foreign currency translation of discontinued foreign operations	9	(0.5)	(621.7)
Comprehensive income (loss)		273.4	(50.1)

Net income (loss) per share	26
Continuing operations - basic		0.46	1.47
Discontinued operations - basic		(0.02)	(0.42)
Net income per share - basic		0.44	1.05

Continuing operations - diluted		0.46	1.46
Discontinued operations - diluted		(0.02)	(0.42)
Net income per share - diluted		0.44	1.04
See accompanying notes to the consolidated financial statements.

VEREN INC.	5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2022		16,419.3	17.1	(10,563.3)	620.3	6,493.4
Issued for cash		500.1				500.1
Issued on capital acquisitions		493.0				493.0
Redemption of restricted shares		4.9	(4.9)	2.4		2.4
Common shares repurchased for cancellation		(349.9)				(349.9)
Share issue costs, net of tax		(15.4)				(15.4)
Share-based compensation			5.8			5.8
Stock options exercised		0.7	(0.6)			0.1
Net income				570.3		570.3
Dividends declared ($0.387 per share)				(211.9)		(211.9)
Foreign currency translation adjustment					1.3	1.3
Reclassification of cumulative foreign currency translation of discontinued foreign operations					(621.7)	(621.7)
December 31, 2023		17,052.7	17.4	(10,202.5)	(0.1)	6,867.5
Redemption of restricted shares	17	5.6	(5.6)	0.6		0.6
Common shares repurchased for cancellation	17	(101.1)				(101.1)
Share issue costs, net of tax	17	(0.8)				(0.8)
Share-based compensation			5.7			5.7
Stock options exercised	17	3.3	(3.0)			0.3
Net income				273.3		273.3
Dividends declared ($0.460 per share)				(284.6)		(284.6)
Foreign currency translation adjustment					0.6	0.6
Reclassification of cumulative foreign currency translation of discontinued foreign operations	9				(0.5)	(0.5)
December 31, 2024		16,959.7	14.5	(10,213.2)	—	6,761.0
See accompanying notes to the consolidated financial statements.

VEREN INC.	6

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(Cdn$ millions)	Notes	2024	2023
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income		273.3	570.3
Items not affecting cash
Other loss	9, 21	21.3	4.2
Deferred tax expense	24	59.8	533.0
Share-based compensation		5.6	5.7
Depletion, depreciation and amortization	7, 10, 14	1,338.3	1,065.0
Impairment	10, 11	512.3	822.2
Accretion	16	17.1	22.7
Unrealized losses on derivatives	27	55.4	56.9
Translation of US dollar long-term debt	23	155.6	(16.8)
Reclassification of cumulative foreign currency translation of discontinued foreign operations	9	(0.5)	(621.7)
Translation of US dollar derivatives	27	(6.3)	0.9
Realized gain on cross currency swap maturity	23	(103.9)	(151.8)
Decommissioning expenditures	16	(40.6)	(40.0)
Change in non-cash working capital	30	(175.6)	(54.9)
		2,111.8	2,195.7
INVESTING ACTIVITIES
Development capital and other expenditures	7, 10	(1,587.8)	(1,220.5)
Capital acquisitions, net of cash acquired	8	(26.4)	(3,616.2)
Capital dispositions	8	1,037.7	604.5
Other long-term assets	6	(10.9)	(0.8)
Change in non-cash working capital	30	62.4	(4.2)
		(525.0)	(4,237.2)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(0.8)	479.7
Common shares repurchased for cancellation	17	(101.1)	(349.9)
Increase (decrease) in bank debt, net	30	(1,874.3)	2,675.1
Issuance of senior notes	13, 30	1,000.0	—
Repayment of senior notes and acquired long-term debt	30	(392.9)	(897.9)
Realized gain on cross currency swap maturity	23, 30	103.9	151.8
Payments on principal portion of lease liability	14, 30	(41.0)	(20.8)
Dividends declared	30	(284.6)	(211.9)
Change in non-cash working capital	30	3.0	(57.2)
		(1,587.8)	1,768.9
Impact of foreign currency on cash balances		0.8	—
DECREASE IN CASH		(0.2)	(272.6)
CASH AT BEGINNING OF YEAR		17.3	289.9
CASH AT END OF YEAR		17.1	17.3
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes refunded (paid)	0.1	(0.1)
Cash interest paid	(202.4)	(118.1)

VEREN INC.	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
1.STRUCTURE OF THE BUSINESS
On May 10, 2024, Crescent Point Energy Corp. changed its name to Veren Inc. (the "Company" or "Veren"). The principal undertaking of Veren and its subsidiaries is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties.
Veren was amalgamated in Alberta, Canada under the Business Corporations Act (Alberta). The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These annual consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on February 26, 2025.
2.BASIS OF PREPARATION
a)Preparation
These consolidated financial statements are presented under IFRS Accounting Standards as issued by the International Accounting Standards Board. The policies applied in these consolidated financial statements are based on IFRS Accounting Standards issued and outstanding as of February 26, 2025.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States ("U.S.") dollars. Veren's Canadian operations are presented herein as continuing operations. The Company's U.S. operations have been classified and presented as discontinued operations. See Note 9 - "Discontinued Operations" for additional information.
b)Basis of measurement, functional and presentation currency
The Company’s presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period end exchange rates for assets and liabilities and at the average rate over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in other comprehensive income as cumulative translation adjustments.
c)Use of estimates and judgments
The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.
The Company also faces uncertainties related to future environmental laws and climate-related regulations, which could affect the Company's financial position and future earnings. This transition to a lower-carbon society, as well as the physical impacts of climate change, could result in increased operating costs and reduced demand for oil and gas products. As a result, this could change a number of variables and assumptions used to determine the estimated recoverable amounts of the Company's oil and gas assets. The unpredictable nature, timing and extent of climate-related initiatives presents various risks and uncertainties, including to management's judgements, estimates and assumptions that affect the application of accounting policies. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization (“DD&A”), decommissioning liability, deferred taxes, asset impairments and impairment reversals, and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment (“PP&E”) is aggregated into cash-generating units (“CGUs”), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructure, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from exploration and evaluation ("E&E") to PP&E, is subject to judgment.

VEREN INC.	8

Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.
Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, production forecasts, costs and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates, share price, forward foreign exchange rates and forward interest rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, expected cash flows from estimated proved plus probable reserves and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
3.MATERIAL ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently by the Company and its subsidiaries for all periods presented in these annual consolidated financial statements.
a)Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries and any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiaries. All transactions between the Company and its subsidiaries have been eliminated.
The Company conducts some of its oil and gas production activities through jointly controlled operations and the financial statements reflect only the Company's proportionate interest in such activities. Joint control exists for contractual arrangements governing the Company's assets whereby the Company has less than 100 percent working interest, all the partners have control of the arrangement collectively, and share the associated risks. The Company does not have any joint arrangements that are material to the Company or that are structured through joint venture arrangements.
b)Property, Plant and Equipment
Items of PP&E, which primarily consist of oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and any accumulated impairment losses or impairment reversals. Development and production assets are accumulated into CGUs and account for the cost of developing the commercial reserves and initiating production.
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in net income as incurred. Capitalized development and production assets generally represent costs incurred in developing reserves and initiating or enhancing production from such reserves. The carrying amount of any sold component is derecognized.

VEREN INC.	9

Depletion and Depreciation
Development and production assets are depleted using the unit-of-production method based on estimated proved plus probable oil and gas reserves before royalties, as determined by independent petroleum reservoir engineers. Natural gas reserves and production are converted to equivalent barrels of oil based upon the relative energy content (6:1). The depletion base includes capitalized costs, plus future costs to be incurred in developing proved plus probable oil and gas reserves.
Corporate assets are depreciated on a straight-line basis over the estimated useful lives of the related assets, ranging from five to 16 years.
Impairment
The carrying amounts of PP&E, which takes into account the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves, are grouped into CGUs and reviewed quarterly for indicators of impairment. Indicators are events or changes in circumstances that indicate the carrying amount may not be recoverable. If indicators of impairment exist, the recoverable amount of the CGU is estimated. If the carrying amount of the CGU exceeds the recoverable amount, the CGU is written down with an impairment recognized in net income.
Assets are grouped into CGUs based on the integration between assets, shared infrastructure, the existence of common sales points, geography, geological structure and the manner in which management monitors and makes decisions regarding operations. Estimates of future cash flows used in the calculation of the recoverable amount are based on reserve evaluation reports prepared by independent petroleum reservoir engineers. The recoverable amount is the higher of fair value less costs of disposal and the value-in-use. Fair value less costs of disposal is categorized as Level 3 according to the IFRS 13 fair value hierarchy and is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves. Discounted future net cash flows are based on forecasted commodity prices and costs over the expected economic life of the reserves and discounted using market-based rates to reflect a market participant’s view of the risks associated with the assets. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined, net of depletion, had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net income.
c)Exploration and Evaluation
E&E assets are comprised of the accumulated expenditures incurred in an area where technical feasibility and commercial viability has not yet been determined. E&E assets include undeveloped land and any drilling costs thereon.
Technical feasibility and commercial viability are considered to be determinable when reserves are discovered. Upon determination of reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.
Costs incurred prior to acquiring the legal rights to explore an area are expensed as incurred.
Amortization
Undeveloped land classified as E&E assets is amortized by major area over the average primary lease term and recognized in net income. Drilling costs classified as E&E assets are not amortized, but are subject to impairment.
Impairment
E&E assets are reviewed quarterly for indicators of impairment and upon reclassification from E&E assets to PP&E. E&E assets are tested for impairment at the operating segment level by combining E&E assets with PP&E. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves, plus the fair market value of undeveloped land. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate.
Impairments of E&E assets are reversed when there has been a subsequent increase in the recoverable amount, but only to the extent of what the carrying amount would have been, net of amortization, had no impairment been recognized.
d)Decommissioning Liability
The Company recognizes the present value of a decommissioning liability in the period in which it is incurred. The obligation is recorded as a liability on a discounted basis using the relevant risk free rate, with a corresponding increase to the carrying amount of the related asset. Over time, the liabilities are accreted for the change in their present value and the capitalized costs are depleted on a unit-of-production basis over the life of the underlying proved plus probable oil and gas reserves. Accretion expense is recognized in net income. Revisions to the discount rate, estimated timing or amount of future cash flows would also result in an increase or decrease to the decommissioning liability and related asset.

VEREN INC.	10

e)Goodwill
The Company records goodwill relating to business combinations when the purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The goodwill balance is assessed for impairment annually or as events occur that could result in impairment. Goodwill is tested for impairment at an operating segment level by combining the carrying amounts of PP&E, E&E assets and goodwill and comparing this to the recoverable amount. Any excess of the carrying amount over the recoverable amount is the impairment amount. The recoverable amount estimates are categorized as Level 3 according to the IFRS 13 fair value hierarchy. Impairment charges, which are not tax affected, are recognized in net income. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.
f)Share-based Compensation
Restricted shares granted under the Restricted Share Bonus Plan are accounted for at fair value and vest on terms up to three years from the grant date, as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of shares on the date of grant. Forfeitures are estimated at the grant date and recognized when they occur. The expense is recognized over the service period, with a corresponding increase to contributed surplus. The Company capitalizes the portion of share-based compensation directly attributable to development activities, with a corresponding decrease to share-based compensation expense. At the time the restricted shares vest, the issuance of shares is recorded as an increase to shareholders’ capital and a corresponding decrease to contributed surplus. Total dividends declared from the grant date are paid out on vesting and satisfied through cash payment or the issuance of additional common shares.
Employee Share Value Plan ("ESVP") awards are accounted for at fair value and vest on terms of up to three years from the grant date, as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the ESVP awards on the date of grant and subsequently adjusted to reflect the fair value at each period end. The expense is recognized over the service period, with a corresponding increase to long-term compensation liability. Forfeitures are estimated at the grant date and recognized when they occur. The Company capitalizes the portion of share-based compensation directly attributable to development activities, with a corresponding decrease to share-based compensation expense. ESVP awards are settled in cash upon vesting based on the prevailing Veren share price and the aggregate amount of dividends paid from the grant date.
Performance share units ("PSUs") are accounted for at fair value and vest on terms of up to three years from the grant date, as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the PSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Market performance conditions are factored into the fair value and the best estimate of non-market performance conditions is used to determine an estimate of the number of units that will vest. Fair value is based on the expected cash payment per PSU and the expected number of PSUs to vest, calculated from multipliers based on internal and external performance metrics. The expense is recognized over the service period, with a corresponding increase to long-term compensation liability. PSUs are settled in cash upon vesting based on the prevailing Veren share price, performance multiplier, and factors in the aggregate amount of dividends paid over the vesting term.
Deferred share units (“DSUs”) are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the DSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Fair value is based on the prevailing Veren share price. DSUs vest immediately upon the date of grant and are cash settled on the date in which the non-employee director ceases to be a director of the Company. DSUs are settled in cash based on the prevailing Veren share price and factors in the aggregate amount of dividends paid from the grant date.
Stock options are accounted for at fair value with a maximum term of seven years, and vest on terms as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the stock options on the date of the grant. Upon vesting, the stock option holder may either exercise their stock options to purchase one common share per option at the exercise price or, at the Company's discretion, surrender their stock options for a cash payment in an amount equal to the aggregate positive difference, if any, between the market price and the exercise price of the number of common shares associated with the stock options surrendered. Alternatively, the stock option holder may also, at the Company's discretion, surrender their stock options for common shares having a value equivalent to the cash payment.
g)Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the estimated effect of any differences between the accounting and tax basis of assets and liabilities, using enacted or substantively enacted income tax rates expected to apply when the deferred tax asset or liability is settled. The effect of a change in income tax rates on deferred income taxes is recognized in net income in the period in which the change occurs.
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The Company is able to deduct certain settlements under its Restricted Share Bonus Plan. To the extent the tax deduction exceeds the cumulative remuneration cost for a particular restricted share grant recorded in net income, the tax benefit related to the excess is recorded directly within equity.

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A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are presented as non-current.
h)Financial Instruments
The Company uses financial derivative instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, share price, foreign exchange rates and interest rates. The Company also makes investments in companies from time to time in connection with the Company’s acquisition and divestiture activities.
Financial derivative instruments
Financial derivative instruments are included in current assets/liabilities except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets/liabilities.
The Company has not designated any of its financial derivative contracts as effective accounting hedges and, accordingly, fair values its financial derivative contracts with the resulting gains and losses recorded in net income.
The fair value of a financial derivative instrument on initial recognition is normally the transaction price. Subsequent to initial recognition, the fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based on market prices at the reporting date for similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at the reporting date.
Financial assets and liabilities
Financial assets and liabilities are measured at fair value on initial recognition. For non-equity instruments, measurement in subsequent periods depends on the classification of the financial asset or liability as “fair value through profit or loss” or “amortized cost”.
Financial assets and liabilities classified as fair value through profit or loss are subsequently carried at fair value, with changes recognized in net income.
Financial assets and liabilities classified as amortized cost are subsequently carried at amortized cost using the effective interest rate method.
Currently, the Company classifies all non-equity financial instruments which are not financial derivative instruments as amortized cost.
At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss in net income. Impairment losses are reversed in subsequent periods if the impairment loss decrease can be related objectively to an event occurring after the impairment was recognized.
For investments in equity instruments, the subsequent measurement is dependent on the Company’s election to classify such instruments as fair value through profit or loss or fair value through other comprehensive income. Currently, the Company classifies all investments in equity instruments as fair value through profit or loss, whereby the Company recognizes movements in the fair value of the investment (adjusted for dividends) in net income. If the fair value through other comprehensive income classification is selected, the Company would recognize any dividends from the investment in net income and would recognize fair value re-measurements of the investment in other comprehensive income.
Impairment of financial assets
Impairment losses are recognized using an expected credit loss model. The Company has adopted the simplified expected credit loss model for its accounts receivable, which permits the use of the lifetime expected loss provision.
To measure the expected credit losses, accounts receivable have been grouped based on shared credit risk characteristics and days past due. The Company uses judgment in making these assumptions and selecting the inputs into the expected loss calculation based on past history, existing market conditions and forward-looking estimates at the end of each reporting period.
i)Business Combinations
Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The acquisition is measured as the fair value of the acquired assets by estimating the discounted after-tax future net cash flows, the fair value of equity instruments issued and the fair value of liabilities incurred or assumed at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Transaction costs associated with business combinations are expensed as incurred.

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j)Foreign Currency Translation
Foreign operations
The Company has operations in the U.S. transacted via U.S. subsidiaries. The assets and liabilities of foreign operations are translated to Canadian dollars at exchange rates in effect at the balance sheet date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the period. The resulting unrealized gain or loss is included in other comprehensive income. The unrealized gain or loss is subsequently reclassified to profit and loss upon discontinuation of the foreign operations.
Foreign transactions
Transactions in foreign currencies not incurred by the Company’s U.S. subsidiaries are translated to Canadian dollars at exchange rates in effect at the transaction dates. Foreign currency assets and liabilities are translated to Canadian dollars at exchange rates in effect at the balance sheet date and income and expenses are translated to Canadian dollars using average exchange rates for the period. Both realized and unrealized gains and losses resulting from the settlement or restatement of foreign currency transactions are included in net income.
k)Revenue Recognition
The Company’s major revenue sources are comprised of sales from the production of crude oil and condensate, natural gas liquids ("NGLs") and natural gas. Revenue is recognized when control of the product transfers to the customer and the collection is reasonably probable, generally upon delivery of the product. Sales of crude oil and condensate, NGLs and natural gas production are based on variable pricing as the transaction prices are based on benchmark commodity prices and other variable factors, including quality differentials and location.
Each contract is evaluated based on the nature of the performance obligations, including the Company’s role as either principal or agent. Where the Company acts as principal, revenue is recognized on a gross basis. Where the Company acts as agent, revenue is recognized on a net basis.
l)Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less.
m)Leases
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease if readily determinable, or the Company's incremental borrowing rate. A corresponding right-of-use ("ROU") asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.
The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Leases with a term of less than 12 months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.
A lease modification is accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company's incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.
The Company may enter into transactions involving the sale of an asset, followed by an immediate lease arrangement for the same asset. Where the transfer of the asset qualifies as a sale under IFRS 15 Revenue from Contracts with Customers, the Company derecognizes the underlying asset, and recognizes a lease liability and corresponding ROU asset. Any gain or loss on sale is limited to the amount relating to the rights transferred to the buyer-lessor. The ROU asset is initially measured as the proportion of the previous carrying amount of the asset that relates to the ROU retained, and considers variable payments, regardless of whether they depend on an index or rate. The initial measurement of the lease liability is derived based on the initial ROU asset recognized and any gain or loss recognized at the date of the transaction. Throughout the lease term, the lease liability is reduced by the lease payments determined at the commencement date. Any difference between the actual lease payments made and the lease payments that reduce the carrying amount of the lease liability are recognized in profit or loss as variable lease payments.
The Company also acts as an intermediate lessor for office space sub-leased to other companies. The head lease between the Company and the building, and the sub-lease between the Company and tenants, are accounted for separately. As a lessor, the Company will evaluate whether a lease is a finance or operating lease. If the Company transfers substantially all the risks and rewards of ownership, the sublease is classified as a finance lease and the Company recognizes a lease receivable while derecognizing the corresponding ROU asset. If the Company retains the risks and rewards of ownership, the sublease is

VEREN INC.	13

classified as an operating lease, with sublease revenue recognized over the term of the sublease. The Company's current lessor arrangements are classified as operating leases and lease payments received are recognized in other income.
n)Earnings Per Share
Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to dilutive instruments, being restricted shares issued under the Company’s Restricted Share Bonus Plan and stock options under the Company's Stock Option Plan, is computed using the treasury stock method. The treasury stock method assumes that the deemed proceeds related to unrecognized share-based compensation are used to repurchase shares at the average market price during the period.
o)Government Grants
The Company may receive government grants which provide immediate financial assistance as compensation for costs or expenditures to be incurred. Government grants are accounted for when there is reasonable assurance that conditions attached to the grants are met and that the grants will be received. The Company recognizes government grants in net income on a systematic basis and in line with recognition of the expense that the grants are intended to compensate.
p)Assets Held for Sale
PP&E and E&E assets are classified as held for sale if it is highly probable their carrying amounts will be recovered through a capital disposition rather than through future operating cash flows. Before PP&E and E&E assets are classified as held for sale, they are assessed for indicators of impairment or reversal of previously recorded impairments and are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment charges or reversals are recognized in net income. Assets held for sale are classified as current assets and are not subject to DD&A. Decommissioning liabilities associated with assets held for sale are classified as current liabilities.
4.CHANGES IN ACCOUNTING POLICIES
Presentation of Financial Statements
IAS 1 Presentation of Financial Statements was amended in January 2020 by the International Accounting Standards Board to clarify the presentation requirements of liabilities as either current or non-current within the statement of financial position. The Company adopted this amendment in 2024 and the adoption did not have an impact on the Company's annual consolidated financial statements.
Income Taxes
IAS 12 Income Taxes was amended in May 2023 by the International Accounting Standards Board to provide guidance on deferred taxes arising in jurisdictions implementing the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. This amendment was effective immediately and has been adopted by the Company with no impact to the Company's annual consolidated financial statements.
Lease Liability in a Sale and Leaseback
In September 2022, the International Accounting Standards Board issued narrow-scope amendments to IFRS 16 Leases, which applies to sale and leaseback transactions that include variable lease payments. The amendments specify that no gain or loss can be recognized on the rights retained by the seller-lessee, and require the inclusion of variable payments that do not depend on an index or rate in the initial measurement of the ROU asset and lease liability. These amendments were effective for fiscal years beginning on or after January 1, 2024. In the current accounting period, the Company adopted the narrow-scope amendments. See Note 14 - "Leases" for additional information regarding transactions impacted by these amendments.
New accounting standards and amendments not yet adopted
Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements was issued in April 2024 by the International Accounting Standards Board and replaces IAS 1 Presentation of Financial Statements. The Standard introduces a defined structure to the statements of comprehensive income and specific disclosure requirements related to the same. The Standard is required to be adopted retrospectively and is effective for fiscal years beginning on or after January 1, 2027, with early adoption permitted. The Company is evaluating the impact that this standard will have on the consolidated financial statements.
Financial Instruments and Financial Instruments: Disclosures
IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures were amended in May 2024 to clarify the date of recognition and derecognition of financial assets and liabilities. The amendments are effective for fiscal years beginning on or after January 1, 2026, with early adoption permitted. The Company is evaluating the impact that this amendment will have on the consolidated financial statements.

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5.OTHER CURRENT ASSETS
At December 31, 2024, other current assets is comprised of deferred consideration receivable from capital dispositions of $7.2 million (December 31, 2023 - $79.2 million). See Note 8 - "Capital Acquisitions and Dispositions" for additional information.
6.OTHER LONG-TERM ASSETS

($ millions)	2024	2023
Deferred consideration receivable	10.8	—
Investment tax credits	7.2	7.2
Other	0.1	0.2
Other long-term assets	18.1	7.4
At December 31, 2024, deferred consideration receivable relates to deferred consideration from capital dispositions. See Note 8 - "Capital Acquisitions and Dispositions" for additional information.
7.EXPLORATION AND EVALUATION ASSETS

($ millions)	2024	2023 (1)
Exploration and evaluation assets at cost	1,212.5	1,578.6
Accumulated amortization	(740.2)	(971.6)
Net carrying amount	472.3	607.0

Reconciliation of movements during the year
Cost, beginning of year	1,578.6	1,453.4
Accumulated amortization, beginning of year	(971.6)	(1,349.2)
Net carrying amount, beginning of year	607.0	104.2

Net carrying amount, beginning of year	607.0	104.2
Acquisitions	15.8	515.2
Additions	191.8	224.8
Dispositions	—	(0.1)
Reclassified as assets held for sale	—	(1.8)
Transfers to property, plant and equipment	(219.7)	(204.3)
Amortization	(122.6)	(30.9)
Foreign exchange	—	(0.1)
Net carrying amount, end of year	472.3	607.0
(1)Comparative period revised to reflect current period presentation.
Impairment test of exploration and evaluation assets
There were no indicators of impairment at December 31, 2024 or December 31, 2023.

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8.CAPITAL ACQUISITIONS AND DISPOSITIONS
In the year ended December 31, 2024, the Company incurred total transaction costs of $19.8 million that were recorded as general and administrative expenses (year ended December 31, 2023 - total transaction costs of $48.5 million, of which $39.8 million related to continuing operations).
The following table summarizes the Company's capital acquisitions and dispositions in the year ended December 31, 2024:

($ millions)	North Dakota Disposition (1)	Southern Alberta Disposition (2)	Swan Hills Disposition (3)	Non-core Saskatchewan Disposition (4)	Montney Infrastructure (5)	Other minor acquisitions and dispositions, net
Cash	(12.7)	12.1	80.5	531.6	400.0	(25.2)
Deferred consideration receivable	—	25.0	—	—	—	—
Consideration (paid) received	(12.7)	37.1	80.5	531.6	400.0	(25.2)

Working capital	—	—	—	—	—	(6.0)
Exploration and evaluation	—	—	—	—	—	15.8
Property, plant and equipment	1.6	(129.5)	(117.5)	(635.8)	(402.6)	19.3
Goodwill	—	(3.7)	(2.9)	—	—	—
Other long-term assets	—	—	—	—		(0.1)
Decommissioning liability	—	92.4	39.9	98.0	2.6	0.5
Derivative liability	—	—	3.5	—	—	—
Deferred income tax liability	—	—	—	—	—	(8.1)
Fair value of net assets acquired (Carrying value of net assets disposed)	1.6	(40.8)	(77.0)	(537.8)	(400.0)	21.4

Gain (loss) on capital dispositions	(11.1)	(3.7)	3.5	(6.2)	—	(3.8)
(1)Represents final adjustments on the transaction that closed in 2023. See Note 9 - "Discontinued Operations" for additional information.
(2)These assets were recorded as assets held for sale at December 31, 2023 and disposed on January 26, 2024.
(3)These assets were recorded as assets held for sale at December 31, 2023 and disposed on March 21, 2024.
(4)These assets were recorded as assets held for sale at March 31, 2024 and disposed on June 14, 2024. These assets were subject to impairment losses on PP&E and goodwill. For additional information, see Note 10 - "Property, Plant and Equipment" and Note 11 - "Goodwill", respectively.
(5)These assets were recorded as assets held for sale at September 30, 2024 and disposed on October 9, 2024.
On October 9, 2024, Veren closed its strategic Alberta Montney infrastructure transaction, disposing of four Company owned batteries for cash consideration of $400.0 million. Concurrent with the transaction, the Company re-negotiated certain processing and handling agreements in the Alberta Montney area to improve operational efficiencies. As part of these agreements, the Company gained operatorship of four third-party batteries and maintained operatorship of the batteries disposed. The agreements include a long-term fixed take-or-pay commitment, which has been recorded as a lease and a sale and leaseback in accordance with IFRS 16 Leases. See Note 14 - "Leases" for additional information.

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The following table summarizes the Company's capital acquisitions and dispositions in the year ended December 31, 2023:

($ millions)	Hammerhead Acquisition (1) (2)	Kaybob Duvernay Acquisition	Alberta Montney Acquisition	North Dakota Disposition (3)	Other minor dispositions, net
Cash	(1,544.0)	(370.4)	(1,700.4)	504.6	17.3
Common shares	(493.0)	—	—	—	—
Deferred consideration receivable	—	—	—	81.2	—
Consideration (paid) received	(2,037.0)	(370.4)	(1,700.4)	585.8	17.3

Working capital	(116.7)	—	—	9.1	—
Derivative asset	12.3	—	—	—	—
Other long-term assets	—	—	0.1	—	—
Exploration and evaluation	354.8	52.1	108.3	(1.8)	(0.1)
Property, plant and equipment	2,406.6	323.7	1,616.6	(635.2)	(20.8)
Right-of-use asset	4.3	—	—	(1.0)	—
Goodwill	72.6	—	—	—	(0.6)
Long-term debt	(363.8)	—	—	—	—
Decommissioning liability	(9.9)	(5.4)	(24.6)	13.7	4.3
Derivative liability	(0.3)	—	—	19.0	—
Lease liability	(4.3)	—	—	1.1	—
Deferred income tax liability	(318.6)	—	—	—	—
Fair value of net assets acquired (Carrying value of net assets disposed)	2,037.0	370.4	1,700.4	(595.1)	(17.2)

Gain (loss) on capital dispositions	—	—	—	(9.3)	0.1
(1)Total net assets acquired excludes $696.6 million of commitments relating to transportation, $156.7 million related to gas processing and $4.8 million related to operating.
(2)Working capital includes $115.4 million of accounts receivable, $7.6 million of prepaids and deposits, and $239.7 million of accounts payable and accrued liabilities.
(3)Working capital includes $9.1 million of accounts payable and accrued liabilities.

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9.DISCONTINUED OPERATIONS
In 2023, the Company disposed of its entire Northern U.S. CGU, which was comprised of producing assets in North Dakota and represented a distinct geographical area of the Company's operations. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the results from this CGU were classified as discontinued operations. Upon disposition of the Company's U.S. operations, the cumulative foreign currency translation recognized in accumulated other comprehensive income was reclassified from shareholders' equity to profit or loss.
In the year ended December 31, 2023, the Company derecognized its U.S. tax pools as a result of the completed North Dakota asset sale.
a) Results from discontinued operations
The following table summarizes the Company's financial results from discontinued operations:

For the years ended December 31
(Cdn$ millions)	2024	2023
REVENUE AND OTHER INCOME
Oil and gas sales	—	612.9
Royalties	—	(155.9)
Oil and gas revenue	—	457.0
Commodity derivative losses	—	(23.4)
Other loss	(11.1)	(2.2)
	(11.1)	431.4
EXPENSES
Operating	—	80.0
Transportation	—	12.2
General and administrative	—	12.7
Foreign exchange gain	(0.5)	(621.7)
Share-based compensation	—	(0.4)
Depletion, depreciation and amortization	—	170.3
Impairment	—	728.4
Accretion and financing	—	0.4
	(0.5)	381.9
Net income (loss) before tax from discontinued operations	(10.6)	49.5

Tax expense
Current	—	—
Deferred	—	278.6
Net income (loss) from discontinued operations	(10.6)	(229.1)
b) Cash flows from discontinued operations
The following table summarizes cash flows from discontinued operations reported in the consolidated statements of cash flows:

For the years ended December 31
(Cdn$ millions)	2024	2023
Cash provided by (used in) discontinued operations
Operating activities	—	399.0
Investing activities	(11.1)	177.3
Increase (decrease) in cash from discontinued operations	(11.1)	576.3

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10.PROPERTY, PLANT AND EQUIPMENT

($ millions)	2024	2023 (1)
Development and production assets	22,172.1	24,580.6
Corporate assets	137.8	132.1
Property, plant and equipment at cost	22,309.9	24,712.7
Accumulated depletion, depreciation and impairment	(12,556.7)	(13,994.4)
Net carrying amount	9,753.2	10,718.3

Reconciliation of movements during the year
Development and production assets
Cost, beginning of year	24,580.6	22,340.0
Accumulated depletion and impairment, beginning of year	(13,901.4)	(14,651.8)
Net carrying amount, beginning of year	10,679.2	7,688.2

Net carrying amount, beginning of year	10,679.2	7,688.2
Acquisitions	21.3	4,348.6
Additions	1,488.4	1,025.8
Dispositions	0.8	(26.9)
Transfers from exploration and evaluation assets	219.7	204.3
Reclassified as assets held for sale	(1,039.6)	(729.5)
Depletion	(1,166.3)	(1,009.3)
Impairment	(486.8)	(822.2)
Foreign exchange	(0.1)	0.2
Net carrying amount, end of year	9,716.6	10,679.2

Cost, end of year	22,172.1	24,580.6
Accumulated depletion and impairment, end of year	(12,455.5)	(13,901.4)
Net carrying amount, end of year	9,716.6	10,679.2

Corporate assets
Cost, beginning of year	132.1	126.2
Accumulated depreciation, beginning of year	(93.0)	(85.0)
Net carrying amount, beginning of year	39.1	41.2

Net carrying amount, beginning of year	39.1	41.2
Additions	5.7	5.9
Depreciation	(8.2)	(8.0)
Net carrying amount, end of year	36.6	39.1

Cost, end of year	137.8	132.1
Accumulated depreciation, end of year	(101.2)	(93.0)
Net carrying amount, end of year	36.6	39.1
(1)Comparative period revised to reflect current period presentation.
At December 31, 2024, future development costs of $9.19 billion were included in costs subject to depletion (December 31, 2023 - $9.08 billion).
During the year ended December 31, 2024, the Company capitalized direct general and administrative costs of $45.1 million (year ended December 31, 2023 - $42.4 million), including $5.4 million of share-based compensation costs (year ended December 31, 2023 - $5.7 million).

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Impairment test of property, plant and equipment
2024 Assets Held for Sale
At March 31, 2024, the Company classified certain non-core assets in its Southeast Saskatchewan and Southwest Saskatchewan CGUs as held for sale. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $486.8 million on PP&E. The recoverable amount was determined based on expected consideration, which represented the assets' estimated fair value less costs of disposal. The Company completed the disposition of these assets in June 2024. See Note 8 - "Capital Acquisitions and Dispositions" for additional information.
At September 30, 2024, the Company classified certain infrastructure assets in its Alberta CGU as held for sale. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts. The recoverable amount was determined based on expected consideration, which represented the assets' estimated fair value less costs of disposal. No impairment was recorded on PP&E. The Company completed the disposition of these assets in October 2024. See Note 8 - "Capital Acquisitions and Dispositions" for additional information.
2023 Assets Held for Sale
During the year ended December 31, 2023, certain non-core assets in the Company’s Alberta CGU were classified as and remained as held for sale. The Company conducted periodic reviews of the assets’ recoverable amounts and recorded a total impairment loss of $93.8 million on PP&E. The recoverable amount was determined based on expected consideration, which represented the assets' estimated fair value less costs of disposal. See Note 8 - "Capital Acquisitions and Dispositions" for additional information.
Impairment Assessment
There were no indicators of impairment or impairment reversal on remaining PP&E at December 31, 2024 or December 31, 2023.
11.GOODWILL

($ millions)	2024	2023
Goodwill, beginning of year	275.9	203.9
Hammerhead acquisition	—	72.6
Impairment on assets held for sale	(25.5)	—
Southern Alberta disposition	(3.7)	—
Swan Hills disposition	(2.9)	—
Other dispositions	—	(0.6)
Goodwill, end of year	243.8	275.9
Goodwill has been assigned to the Canadian operating segment.
Impairment test of goodwill
2024 Assets Held for Sale
At March 31, 2024, the Company classified certain non-core assets in the Canadian operating segment as held for sale. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $25.5 million related to goodwill. The Company completed the disposition of these assets in June 2024. See Note 8 - "Capital Acquisitions and Dispositions" for additional information.
Annual Impairment Assessment
The impairment tests of goodwill compared the recoverable amount of the Company's PP&E and E&E to the carrying amount of the combined PP&E, E&E and goodwill at December 31, 2024 and December 31, 2023. The recoverable amount of the Company's PP&E and E&E was estimated using independent reserve evaluator forecast benchmark commodity prices, proved plus probable oil and gas reserve estimates and management's estimate of the fair market value of undeveloped land. As a result of these tests, the Company concluded that the estimated recoverable amounts exceeded the carrying amounts and no impairments were recorded. At December 31, 2024, the Company used an average discount rate of approximately 13 percent. With all other variables held constant, a 1 percent change in discount rate would not result in an impairment of goodwill.

VEREN INC.	20

The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of goodwill at December 31, 2024:

	2025 (1)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035 (3)
WTI ($US/bbl) (2)	71.58	74.48	75.81	77.66	79.22	80.80	82.42	84.06	85.74	87.46	89.21
Exchange Rate ($US/$Cdn)	0.712	0.728	0.743	0.743	0.743	0.743	0.743	0.743	0.743	0.743	0.743
WTI ($Cdn/bbl)	100.53	102.31	102.03	104.52	106.62	108.75	110.93	113.14	115.40	117.71	120.07
AECO ($Cdn/mmbtu) (2)	2.36	3.33	3.48	3.69	3.76	3.83	3.91	3.99	4.07	4.15	4.23
(1)Effective January 1, 2025.
(2)The forecast benchmark commodity prices are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.
(3)Benchmark commodity prices are assumed to increase by 2.0% in each year after 2035 to the end of the reserve life. Exchange rates are assumed constant at 0.743.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of goodwill at December 31, 2023:

	2024 (1)	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034 (3)
WTI ($US/bbl) (2)	73.67	74.98	76.14	77.66	79.22	80.80	82.42	84.06	85.74	87.46	89.21
Exchange Rate ($US/$Cdn)	0.752	0.752	0.755	0.755	0.755	0.755	0.755	0.755	0.755	0.755	0.755
WTI ($Cdn/bbl)	97.97	99.71	100.85	102.86	104.93	107.02	109.17	111.34	113.56	115.84	118.16
AECO ($Cdn/mmbtu) (2)	2.20	3.37	4.05	4.13	4.21	4.30	4.38	4.47	4.56	4.65	4.74
(1)Effective January 1, 2024.
(2)The forecast benchmark commodity prices are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.
(3)Benchmark commodity prices are assumed to increase by 2.0% in each year after 2034 to the end of the reserve life. Exchange rates are assumed constant at 0.755.
12.OTHER CURRENT LIABILITIES

($ millions)	2024	2023
Long-term compensation liability	15.5	37.5
Lease liability	59.5	40.5
Decommissioning liability	20.0	40.0
Other current liabilities	95.0	118.0
13.LONG-TERM DEBT

($ millions)	2024	2023
Revolving bank debt	911.2	1,932.9
Bank term loan	—	750.0
Public senior notes	1,000.0	—
Private senior notes	543.3	883.4
Long-term debt	2,454.5	3,566.3
Long-term debt due within one year	514.4	380.0
Long-term debt due beyond one year	1,940.1	3,186.3
Bank debt
Revolving bank debt
At December 31, 2024, the Company had combined facilities of $2.36 billion. This includes a $2.26 billion syndicated unsecured credit facility and a $100.0 million unsecured operating credit facility, both with a current maturity date of November 26, 2028. Both of these facilities constitute revolving credit facilities and are extendible annually.

VEREN INC.	21

The Company is in compliance with all debt covenants at December 31, 2024, which are listed in the table below:

Covenant Description	Maximum Ratio
Senior debt to adjusted EBITDA (1) (2)	3.50
Total debt to adjusted EBITDA (1) (3)	4.00
Total debt to capital (2) (3) (4)	0.60
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing 12 month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Veren does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholders' equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company has a $60.0 million unsecured demand letter of credit facility. The Company had letters of credit in the amount of $43.0 million outstanding at December 31, 2024. (December 31, 2023 - $26.2 million).
Bank term loan
The Company fully retired its bank term loan during the second quarter of 2024.
Senior notes
At December 31, 2024, the Company had aggregate outstanding senior notes of $1.54 billion, as detailed below. All outstanding senior notes pay interest semi-annually, with principal due upon maturity.

Principal ($ millions)	Hedged Principal (1) (Cdn$ millions)	Unhedged Principal (2) (Cdn$ millions)	Coupon Rate	Maturity Date	Financial statement carrying value
					2024	2023
Cdn$40.0	—	—	3.850%	June 20, 2024	—	40.0
US$257.5	—	—	3.750%	June 20, 2024	—	340.0
US$82.0	67.9	43.2	4.300%	April 11, 2025	118.1	108.3
Cdn$65.0	65.0	—	3.940%	April 22, 2025	65.0	65.0
US$230.0	262.6	32.4	4.080%	April 22, 2025	331.3	303.7
US$20.0	—	28.9	4.180%	April 22, 2027	28.9	26.4
Cdn$550.0	550.0	—	4.968%	June 21, 2029	550.0	—
Cdn$450.0	450.0	—	5.503%	June 21, 2034	450.0	—
Senior notes	1,395.5	104.5			1,543.3	883.4
Due within one year	395.5	75.6			514.4	380.0
Due beyond one year	1,000.0	28.9			1,028.9	503.4
(1)Represents principal amounts on US dollar private senior notes where underlying derivatives fix the Company's foreign exchange exposure or represents the Canadian dollar principal on Canadian dollar denominated senior notes.
(2)Includes the principal balance translated at the period end foreign exchange rate on US dollar private senior notes that do not have underlying cross currency swaps ("CCS").
At December 31, 2024, the Company had outstanding private senior notes of US$332.0 million and Cdn$65.0 million. Concurrent with the issuance of the U.S. denominated private senior notes, the Company entered into CCS to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of certain tranches of notes, for purposes of interest and principal repayments, at a notional amount of $330.5 million. See Note 27 - "Financial Instruments and Derivatives" for additional information. The private senior notes have financial covenants similar to those of the combined credit facilities described above.
During the second quarter of 2024, the Company issued $1.00 billion of investment grade public senior notes, consisting of $550.0 million of 4.968% notes priced at par and due June 2029, and $450.0 million of 5.503% notes priced at par and due June 2034. There are no financial covenants associated with the public senior notes.

VEREN INC.	22

14.LEASES
Right-of-use asset

($ millions)	Office (1)	Fleet Vehicles	Equipment	Facilities	Total
Right-of-use asset at cost	129.5	41.1	38.6	497.0	706.2
Accumulated depreciation	(75.5)	(28.7)	(24.7)	(8.3)	(137.2)
Net carrying amount	54.0	12.4	13.9	488.7	569.0

Reconciliation of movements during the year
Cost, beginning of year	124.8	36.3	37.7	—	198.8
Accumulated depreciation, beginning of year	(65.1)	(22.1)	(8.8)	—	(96.0)
Net carrying amount, beginning of year	59.7	14.2	28.9	—	102.8

Net carrying amount, beginning of year	59.7	14.2	28.9	—	102.8
Additions	3.0	4.8	1.2	497.0	506.0
Dispositions	—	—	(0.3)	—	(0.3)
Depreciation	(10.4)	(6.6)	(15.9)	(8.3)	(41.2)
Lease modification	1.7	—	—	—	1.7
Net carrying amount, end of year	54.0	12.4	13.9	488.7	569.0
(1)A portion of the Company's office space is subleased. During the year ended December 31, 2024, the Company recorded sublease income of $2.6 million (year ended December 31, 2023 - $3.7 million) as a component of other income (loss).
As part of its Montney infrastructure transaction, Veren entered into a long-term fixed take-or-pay commitment, a portion of which related to assets previously owned by the Company. In accordance with IFRS 16 Leases and Lease liability in a sale and leaseback – Amendments to IFRS 16, the Company recognized a lease liability and corresponding ROU asset, with no gain or loss recorded on the sale of the infrastructure assets. See Note 8 - "Capital Acquisitions and Dispositions" for additional information.
Lease liability

($ millions)	2024	2023
Lease liability, beginning of year	144.7	124.1
Acquisitions	—	4.3
Additions	506.0	38.2
Dispositions	(0.3)	—
Reclassified as liabilities associated with assets held for sale	—	(1.1)
Financing	14.1	5.2
Payments on lease liability	(55.1)	(26.0)
Lease modification	1.7	—
Lease liability, end of year	611.1	144.7
Expected to be incurred within one year	59.5	40.5
Expected to be incurred beyond one year	551.6	104.2
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	December 31, 2024
1 year	90.0
2 to 3 years	145.3
4 to 5 years	135.9
More than 5 years	498.5
Total (1)	869.7
(1)Includes both the principal and amounts representing financing.
15.OTHER LONG-TERM LIABILITIES
At December 31, 2024, the Company had a long-term compensation liability of $24.2 million (December 31, 2023 - $31.0 million) related to share-based compensation. See Note 25 - "Share-based Compensation" for additional information.

VEREN INC.	23

16.DECOMMISSIONING LIABILITY

($ millions)	2024	2023 (1)
Decommissioning liability, beginning of year	606.4	675.5
Liabilities incurred	10.8	19.8
Liabilities acquired	0.1	40.1
Liabilities disposed	(0.1)	(4.1)
Liabilities settled (2)	(40.6)	(45.4)
Revaluation of acquired decommissioning liabilities (3)	0.1	38.5
Change in estimates	86.4	(3.0)
Change in discount and inflation rate estimates	0.8	(19.6)
Accretion	17.1	22.7
Reclassified as liabilities associated with assets held for sale	(101.0)	(118.1)
Decommissioning liability, end of year	580.0	606.4
Expected to be incurred within one year	20.0	40.0
Expected to be incurred beyond one year	560.0	566.4
(1)Comparative period revised to reflect current period presentation.
(2)Includes nil received from government grant programs during the year ended December 31, 2024 (year ended December 31, 2023 - $5.4 million).
(3)Relates to the revaluation of acquired decommissioning liabilities at the period end risk-free discount rate. At the date of acquisition, decommissioning liabilities acquired are recorded at fair value based on the discount rate used on acquisition.
Management's estimate of the future decommissioning liability is based on the Company’s net ownership in all wells and facilities, and considers the expected cost and timing of abandonment and reclamation activities. The Company has estimated the net present value of its total decommissioning liability to be $580.0 million at December 31, 2024 (December 31, 2023 - $606.4 million) based on total estimated undiscounted and uninflated cash outflows of $827.9 million (December 31, 2023 - $847.7 million). These obligations are expected to be settled through 2074, with the majority expected to occur after 2047. The estimated cash flows have been discounted using a risk-free rate of 3.33 percent and a derived inflation rate of 1.82 percent (December 31, 2023 - risk-free rate of 3.02 percent and inflation rate of 1.62 percent).
17.SHAREHOLDERS' CAPITAL
Veren has an unlimited number of common shares authorized for issuance.

	2024		2023
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of year	619,929,490	17,324.6	550,888,983	16,675.8
Issued on capital acquisition	—	—	53,202,339	493.0
Issued for cash	—	—	48,550,000	500.1
Issued on redemption of restricted shares	733,252	5.6	1,436,017	4.9
Issued on exercise of stock options	1,583,385	3.3	464,051	0.7
Common shares repurchased for cancellation	(10,429,500)	(101.1)	(34,611,900)	(349.9)
Common shares, end of year	611,816,627	17,232.4	619,929,490	17,324.6
Cumulative share issue costs, net of tax	—	(272.7)	—	(271.9)
Total shareholders’ capital, end of year	611,816,627	16,959.7	619,929,490	17,052.7
Normal Course Issuer Bids
On March 7, 2024, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a Normal Course Issuer Bid ("NCIB"). The NCIB commenced on March 11, 2024 and is due to expire on March 10, 2025. The NCIB allows the Company to purchase, for cancellation, up to 61,663,522 common shares, or 10 percent of the Company's public float, as at February 29, 2024. The Company's previous NCIB commenced on March 9, 2023 and expired on March 8, 2024. Total costs paid, including commissions, fees and taxes, are recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.

VEREN INC.	24

18.DEFICIT

($ millions)	2024	2023
Accumulated earnings (deficit)	(1,857.0)	(2,130.3)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	18.8	18.2
Accumulated dividends	(8,383.4)	(8,098.8)
Deficit	(10,213.2)	(10,202.5)
(1)Premium Dividend TM and Dividend Reinvestment Plan – suspended in 2015.
(2)Share Dividend Plan – suspended in 2015.
19.CAPITAL MANAGEMENT

($ millions)	2024	2023
Long-term debt (1)	2,454.5	3,566.3
Adjusted working capital deficiency (2)	90.9	196.3
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(67.5)	(24.5)
Net debt	2,477.9	3,738.1
Shareholders’ equity	6,761.0	6,867.5
Total capitalization	9,238.9	10,605.6
(1)Includes current portion of long-term debt.
(2)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, and deferred consideration receivable.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations for the year ended December 31, 2024 and December 31, 2023:

($ millions)	2024	2023
Cash flow from operating activities	2,111.8	2,195.7
Changes in non-cash working capital	175.6	54.9
Transaction costs	19.8	48.5
Decommissioning expenditures	40.6	40.0
Adjusted funds flow from operations	2,347.8	2,339.1
Veren's objective for managing its capital structure is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.
Veren manages its capital structure and short-term financing requirements using a measure not defined in IFRS Accounting Standards, or standardized, the ratio of net debt to adjusted funds flow from operations. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet and may not be comparable to similar financial measures disclosed by other issuers. Veren's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Veren monitors this ratio and uses it as a key measure in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financing considerations. The Company's net debt to adjusted funds flow from operations ratio for the trailing four quarters at December 31, 2024 was 1.1 times (December 31, 2023 - 1.6 times).
Veren is subject to certain financial covenants on its credit facilities and private senior notes agreements and was in compliance with all financial covenants as at December 31, 2024.
Veren retains financial flexibility with liquidity on its credit facilities. The Company continuously monitors the commodity price environment and manages its counterparty exposure to mitigate credit losses and protect its balance sheet.
20.COMMODITY DERIVATIVE GAINS (LOSSES)

($ millions)	2024	2023
Realized gains	71.8	15.5
Unrealized gains (losses)	(86.4)	148.3
Commodity derivative gains (losses)	(14.6)	163.8

VEREN INC.	25

21.OTHER INCOME (LOSS)

($ millions)	2024	2023
Loss on capital dispositions	(10.2)	(0.7)
Government grant for decommissioning expenditures	—	5.4
Sublease income	2.6	3.7
Other	(9.4)	5.0
Other income (loss)	(17.0)	13.4
22.INTEREST EXPENSE

($ millions)	2024	2023
Interest expense on long-term debt	194.3	126.0
Unrealized loss on interest derivative contracts	—	3.4
Interest expense	194.3	129.4
23.FOREIGN EXCHANGE GAIN

($ millions)	2024	2023
Translation of US dollar long-term debt	(155.6)	16.8
Realized gain on CCS - principal	103.9	151.8
Unrealized gain (loss) on CCS - principal	43.5	(155.8)
Foreign exchange gain (loss) related to US dollar long-term debt	(8.2)	12.8
Unrealized gain (loss) on foreign exchange swaps	(3.2)	2.2
Other	17.4	(5.0)
Foreign exchange gain	6.0	10.0
24.INCOME TAXES
The provision for income taxes is as follows:

($ millions)	2024	2023
Current tax recovery	—	(0.7)
Deferred tax expense	59.8	254.4
Income tax expense	59.8	253.7
The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

($ millions, except percentages)	2024	2023 (1)
Net income before tax from continuing operations	343.7	1,053.1
Statutory income tax rate (2)	24.14%	24.58%
Expected provision for income taxes	83.0	258.9
Change in corporate tax rates and tax rate variance	(5.4)	(5.6)
Non-deductible capital losses (non-taxable capital gains)	(15.4)	0.1
Other	(2.4)	0.3
Income tax expense	59.8	253.7
(1)Comparative period revised to reflect current period presentation.
(2)The tax rate consists of the combined federal and provincial statutory tax rates for the Company for the years ended December 31, 2024 and December 31, 2023. The combined federal and provincial rate decreased from 24.58% in 2023 to 24.14% in 2024 due to changes in the provincial allocation, reflecting the increase in the Company's weighting to sales and salaries in Alberta, as compared to Saskatchewan.
The net deferred income tax liabilities are expected to be settled in the following periods:

($ millions)	2024	2023
To be settled within one year	(1.5)	(1.7)
To be settled beyond one year	(708.5)	(641.3)
Deferred income tax	(710.0)	(643.0)

VEREN INC.	26

The movement in deferred income tax assets (liabilities) are as follows:

($ millions)	At January 1, 2024	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2024
Deferred income tax assets:
Decommissioning liability	146.6	—	(7.4)	139.2
Income tax losses carried forward	315.8	—	(99.3)	216.5
Risk management contracts	13.4	—	(6.1)	7.3
Lease liabilities	35.0	—	111.7	146.7
Other	53.2	0.9	(36.5)	17.6
	564.0	0.9	(37.6)	527.3
Deferred income tax liabilities:
Property, plant and equipment	(1,127.2)	(8.1)	59.9	(1,075.4)
Risk management contracts	(55.0)	—	29.7	(25.3)
ROU asset	(24.8)	—	(111.8)	(136.6)
	(1,207.0)	(8.1)	(22.2)	(1,237.3)
Net deferred income tax liabilities	(643.0)	(7.2)	(59.8)	(710.0)

($ millions)	At January 1, 2023	(Charges) / credits due to acquisitions, discontinued operations & other	(Charged) / credited to earnings	At December 31, 2023
Deferred income tax assets:
Decommissioning liability	167.4	(1.6)	(19.2)	146.6
Income tax losses carried forward	744.6	(348.2)	(80.6)	315.8
Risk management contracts	2.1	—	11.3	13.4
Lease liabilities	30.7	0.6	3.7	35.0
Other	29.9	6.8	16.5	53.2
	974.7	(342.4)	(68.3)	564.0
Deferred income tax liabilities:
Property, plant and equipment	(743.1)	(244.2)	(139.9)	(1,127.2)
Risk management contracts	(10.8)	(2.9)	(41.3)	(55.0)
ROU asset	(19.3)	(0.6)	(4.9)	(24.8)
	(773.2)	(247.7)	(186.1)	(1,207.0)
Net deferred income tax assets (liabilities)	201.5	(590.1)	(254.4)	(643.0)
The approximate amounts of tax pools as at December 31, 2024 and December 31, 2023 are as follows:

($ millions)	2024	2023
Tax pools:
Canada	6,805.9	8,281.0
United States (1)	2,537.0	2,319.7
Total	9,342.9	10,600.7
(1)The U.S. tax pools of US$1.76 billion (December 31, 2023 - US$1.76 billion) have been re-translated at the year-end foreign exchange rate.
The above tax pools include estimated Canadian non-capital losses carried forward of $902.1 million (December 31, 2023 - $1.31 billion) that expire in the years 2037 through 2043, and U.S. net operating losses of $2.54 billion (December 31, 2023 - $2.32 billion), of which $1.66 billion will expire in the years 2032 through 2037, while the remaining $881.6 million will not expire.
A deferred income tax asset has not been recognized for the U.S. tax pools of $2.54 billion (December 31, 2023 - $2.32 billion) or for other Canadian tax pools of $146.0 million (December 31, 2023 - $69.0 million) as there is not sufficient certainty regarding future utilization.

VEREN INC.	27

25.SHARE-BASED COMPENSATION
The following table reconciles the number of restricted shares, ESVP awards, PSUs and DSUs for the year ended December 31, 2024 and December 31, 2023:

	Restricted Shares	ESVP	PSUs (1)	DSUs
Balance, December 31, 2022	2,244,738	5,274,478	2,713,176	1,745,879
Granted	718,566	1,626,590	888,834	231,464
Redeemed	(1,436,017)	(3,721,568)	(1,627,028)	(248,920)
Forfeited	(146,602)	(519,434)	(351,734)	—
Balance, December 31, 2023	1,380,685	2,660,066	1,623,248	1,728,423
Granted	471,732	1,833,916	1,295,268	223,447
Redeemed	(733,252)	(1,363,556)	(812,324)	—
Forfeited	—	(281,466)	—	—
Balance, December 31, 2024	1,119,165	2,848,960	2,106,192	1,951,870
(1)Based on underlying units before any effect of performance multipliers.
The following table summarizes information regarding stock options outstanding as at December 31, 2024 and December 31, 2023:

	2024		2023
	Stock options (number of units) (1)	Weighted average exercise price ($)	Stock options (number of units) (1)	Weighted average exercise price ($)
Balance, beginning of year	3,224,260	4.74	3,889,130	4.43
Exercised	(2,484,622)	4.34	(629,013)	2.92
Forfeited	(25,762)	10.06	(35,857)	3.43
Balance, end of year	713,876	5.93	3,224,260	4.74
(1)The Company has not granted stock options since 2021.
The following table summarizes information regarding stock options outstanding as at December 31, 2024:

Range of exercise prices ($)	Number of stock options outstanding	Weighted average remaining term for stock options outstanding (years)	Weighted average exercise price per share for stock options outstanding ($)	Number of stock options exercisable	Weighted average exercise price per share for stock options exercisable ($)
1.09 - 3.92	178,505	2.25	1.12	177,579	1.10
3.93 - 4.61	49,928	1.19	3.97	49,928	3.97
4.62 - 7.65	216,974	3.24	5.24	48,116	5.24
7.66 - 10.06	268,469	0.02	10.06	268,469	10.06
	713,876	1.64	5.93	544,092	6.15
The volume weighted average trading price of the Company's common shares on the Toronto Stock Exchange was $9.39 per share during the year ended December 31, 2024 (year ended December 31, 2023 - $9.73 per share).
For the year ended December 31, 2024, the Company calculated total share-based compensation of $19.7 million (year ended December 31, 2023 - $40.4 million), net of estimated forfeitures, of which $5.4 million was capitalized (year ended December 31, 2023 - $5.4 million).
At December 31, 2024, the current portion of long-term compensation liability of $15.5 million was included in other current liabilities (December 31, 2023 - $37.5 million) and $24.2 million was included in other long-term liabilities (December 31, 2023 - $31.0 million).
26. PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income (loss) per share:

	2024	2023
Weighted average shares – basic	617,547,899	545,644,234
Dilutive impact of share-based compensation (1)	1,347,879	2,684,473
Weighted average shares – diluted	618,895,778	548,328,707
(1)Excludes the impact of 72,667 weighted average shares related to share-based compensation that were anti-dilutive for the year ended December 31, 2024 (year ended December 31, 2023 - 19,186).

VEREN INC.	28

27.FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, deferred consideration receivable, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Veren's derivative assets and liabilities are transacted in active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:
•Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
•Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.
•Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Veren's derivative assets and liabilities are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank debt is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
A portion of the deferred consideration receivable is short-term in nature and its fair value approximates its carrying value. The remaining portion of the deferred consideration receivable bears interest. Both receivables are classified as financial assets at amortized cost and reported at amortized cost.
Veren's derivative assets and liabilities are transacted in active markets, classified as financial assets and liabilities at fair value through profit or loss and fair valued at each period with the resulting gain or loss recorded in net income.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2024:

	Carrying Value	Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	184.7	184.7	—	184.7	—
	184.7	184.7	—	184.7	—
Financial liabilities
Derivatives	30.5	30.5	—	30.5	—
Senior notes (1)	1,543.3	1,580.8	—	1,580.8	—
	1,573.8	1,611.3	—	1,611.3	—
(1)The senior notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

VEREN INC.	29

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2023:

	Carrying Value	Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	255.0	255.0	—	255.0	—
	255.0	255.0	—	255.0	—
Financial liabilities
Derivatives	55.2	55.2	—	55.2	—
Senior notes (1)	883.4	853.0	—	853.0	—
	938.6	908.2	—	908.2	—
(1)The senior notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on interest rates at December 31, 2023, and is not recorded in the financial statements.
Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. Veren's derivative assets and liabilities are classified as Level 2 with values based on inputs including quoted forward prices for commodities, time value and volatility factors. Accordingly, the Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at December 31, 2024 and the change in fair value for the year ended December 31, 2024:

($ millions)	Commodity (1)	Interest (2)	Foreign exchange (3)	Equity	Total
Derivative assets, beginning of year	173.5	3.3	21.4	1.6	199.8
Dispositions	3.5	—	—	—	3.5
Unrealized change in fair value	(86.4)	—	40.3	(9.3)	(55.4)
Foreign exchange	6.3	—	—	—	6.3
Derivative assets (liabilities), end of year	96.9	3.3	61.7	(7.7)	154.2

Derivative assets, end of year	118.9	3.3	62.5	—	184.7
Derivative liabilities, end of year	(22.0)	—	(0.8)	(7.7)	(30.5)
(1)Includes crude oil, crude oil differentials, natural gas and natural gas differential contracts.
(2)Interest payments on CCS.
(3)Includes principal portion of CCS and foreign exchange contracts.
The following table summarizes the fair value as at December 31, 2023 and the change in fair value for the year ended December 31, 2023:

($ millions)	Commodity (1)	Interest (2)	Foreign exchange (3)	Equity	Total
Derivative assets, beginning of year	14.0	6.7	175.0	30.9	226.6
Acquisitions	12.0	—	—	—	12.0
Dispositions	19.0	—	—	—	19.0
Unrealized change in fair value	129.4	(3.4)	(153.6)	(29.3)	(56.9)
Foreign exchange	(0.9)	—	—	—	(0.9)
Derivative assets, end of year	173.5	3.3	21.4	1.6	199.8

Derivative assets, end of year	176.5	3.3	72.2	3.0	255.0
Derivative liabilities, end of year	(3.0)	—	(50.8)	(1.4)	(55.2)
(1)Includes crude oil, crude oil differentials, natural gas and natural gas differential contracts.
(2)Interest payments on CCS.
(3)Includes principal portion of CCS and foreign exchange contracts.

VEREN INC.	30

Offsetting financial assets and liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at December 31, 2024 and December 31, 2023:

	2024			2023
($ millions)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	193.8	(39.6)	154.2	258.4	(58.6)	199.8
Amount offset	(9.1)	9.1	—	(3.4)	3.4	—
Net amount	184.7	(30.5)	154.2	255.0	(55.2)	199.8
b) Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates and equity price as well as credit and liquidity risk.
Commodity price risk
The Company is exposed to commodity price risk on crude oil and condensate, NGLs and natural gas revenues. To manage a portion of this risk, the Company has entered into various derivative agreements.
The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices or differentials, with all other variables held constant:

($ millions)	2024		2023
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(118.4)	95.4	(134.4)	135.5
Natural gas	(38.5)	38.6	(25.4)	25.8
Differential
Crude oil	1.8	(1.8)	—	—
Natural gas	27.9	(27.9)	15.5	(15.5)
Interest rate risk
The Company is exposed to interest rate risk on amounts drawn on its bank credit facilities. Based on drawn bank debt at December 31, 2024, a 1 percent increase or decrease in the interest rate would amount to an impact on income before tax of $9.1 million on an annualized basis (December 31, 2023 - $26.8 million).
Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, US dollar denominated working capital, US dollar denominated commodity derivative contracts and on a portion of its commodity sales. Veren utilizes foreign exchange derivatives to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To reduce foreign exchange risk relating to commodity sales, the Company utilizes a combination of foreign exchange swaps and fixed price WTI crude oil contracts that settle in Canadian dollars.
The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

($ millions)		2024		2023
Cdn$ relative to US$	Exchange Rate	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	128.5	(128.5)	265.1	(265.1)
Cross currency swaps	Forward	(118.2)	118.2	(254.8)	254.8
Foreign exchange swaps	Forward	8.5	(8.5)	14.1	(14.1)

VEREN INC.	31

Equity price risk
The Company is exposed to equity price risk on its own share price in relation to certain share-based compensation plans detailed in Note 25 - "Share-based Compensation". The Company has entered into total return swaps to mitigate its exposure to fluctuations in its share price by fixing the future settlement cost on a portion of its cash settled plans.
The following table summarizes the unrealized gains (losses) on the Company's equity derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable share price, with all other variables held constant:

($ millions)	2024		2023 (1)
Share price	Increase 25%	Decrease 25%	Increase 25%	Decrease 25%
Total return swaps	4.7	(4.7)	6.3	(6.3)
(1)Comparative period revised to reflect current period presentation.
Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty, deferred consideration and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Veren obtains financial assurances such as parental guarantees, letters of credit, prepayments and third-party credit insurance. Including these assurances, approximately 98 percent of the Company's oil and gas sales are with entities considered investment grade.
At December 31, 2024, approximately 4 percent (December 31, 2023 - 4 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 0.84 percent (December 31, 2023 - 0.83 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.
Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking facilities as well as other potential sources of capital.
At December 31, 2024, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.45 billion, including cash of $17.1 million.
The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at December 31, 2024, is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	493.5	—	—	—	493.5
Dividends payable	70.7	—	—	—	70.7
Derivative liabilities (1)	7.2	8.0	—	—	15.2
Senior notes (2)	534.0	134.8	640.5	561.4	1,870.7
Bank debt (3)	59.7	113.2	971.5	—	1,144.4
(1)These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swaps.
(2)These amounts include the notional principal and interest payments pursuant to the CCS related to the senior notes, which fix the amounts due in Canadian dollars. US dollar senior notes that do not have any underlying CCS are translated at the period end foreign exchange rate.
(3)These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2024, and includes undiscounted cash outflows pursuant to the CCS related to Secured Overnight Financing Rate ("SOFR") loans.
The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at December 31, 2023, is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	634.9	—	—	—	634.9
Dividends payable	56.8	—	—	—	56.8
Derivative liabilities (1)	—	3.2	—	—	3.2
Senior notes (2)	342.8	476.5	27.0	—	846.3
Bank debt (3)	236.3	3,118.8	—	—	3,355.1
(1)These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swaps.
(2)These amounts include the notional principal and interest payments pursuant to the CCS related to the senior notes, which fix the amounts due in Canadian dollars. US dollar senior notes that do not have any underlying CCS are translated at the period end foreign exchange rate.
(3)These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2023, and includes undiscounted cash outflows pursuant to the CCS related to SOFR loans.

VEREN INC.	32

c) Derivative contracts
The following is a summary of derivative contracts in place as at December 31, 2024:

WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
	Swap		Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Volumes (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)
January 2025 - December 2025 (2)	23,601	99.44	8,578	106.04	96.04
(1)Volumes and prices reported are the weighted average volumes and prices for the period.
(2)Includes 3,000 bbls/d which can be extended at the option of the counterparty for the second half of 2025 at an average swap price of $102.27/bbl and 5,000 bbls/d which can be extended at the option of the counterparty for the first half of 2026 at an average swap price of $100.36/bbl.

WTI Crude Oil Differential Derivative Contracts – US Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential (US$/bbl)
January 2025 - March 2025	15,000	Basis Swap	MSW (2)	(3.19)
January 2025 - March 2025	5,000	Basis Swap	WCS (3)	(14.34)
January 2025 - March 2025	5,000	Basis Swap	C5+ (4)	1.61
(1)Volumes and prices reported are the weighted average volumes and prices for the period.
(2)MSW refers to the Mixed Sweet Blend crude oil differential.
(3)WCS refers to the Western Canadian Select crude oil differential.
(4)C5+ refers to the C5+ condensate crude oil differential.

NYMEX Natural Gas Derivative Contracts – US Dollar (1)
	Swap		Collar
Term	Volume (mmbtu/d)	Average Price (US$/mmbtu)	Volume (mmbtu/d)	Average Sold Call Price (US$/mmbtu)	Average Bought Put Price (US$/mmbtu)
January 2025 - December 2025	69,836	3.49	65,000	3.92	3.32
January 2026 - December 2026	56,164	3.71	35,000	4.06	3.66
(1)Volumes and prices reported are the weighted average volumes and prices for the period.

NYMEX Natural Gas Differential Derivative Contracts – US Dollar (1)
Term	Volume (mmbtu/d)	Contract	Basis	Fixed Differential (US$/mmbtu)
January 2025 - December 2025	193,000	Basis Swap	AECO	(1.11)
January 2026 - December 2026	91,164	Basis Swap	AECO	(1.36)
(1)Volumes and prices reported are the weighted average volumes and prices for the period.

Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
January 2025	Swap	280.0	6.35	391.1	5.17
January 2025 - February 2025	Swap	280.0	6.32	391.0	5.10
January 2025 - April 2025	Swap	52.0	4.30	67.9	3.98
January 2025 - April 2025	Swap	207.5	4.08	262.6	4.13

Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Currency	Receive Notional Principal ($ millions)	Pay Currency	Pay Notional Principal ($ millions)
January 2025	Swap (1)	Cdn$	84.0	US$	59.0
(1)Based on an average floating exchange rate.

VEREN INC.	33

Equity Derivative Contracts		Notional Principal ($ millions)	Number of shares
Term	Contract
January 2025 - March 2025	Swap	17.1	1,676,910
January 2025 - March 2026	Swap	9.3	855,519
28.RELATED PARTY TRANSACTIONS
Compensation of key management personnel
Key management personnel of the Company consists of its directors and executive officers. For the year ended December 31, 2024, the compensation recorded as short-term benefits relating to key management personnel was $6.7 million (year ended December 31, 2023 - $7.3 million). Short-term benefits include salaries and directors' fees, annual bonuses and other benefits. In addition, the Company provides share-based compensation under its RSU, PSU, DSU and stock option plans. For the year ended December 31, 2024, share-based compensation costs relating to key management personnel was $3.2 million (year ended December 31, 2023 - $19.4 million).
29.COMMITMENTS
At December 31, 2024, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating (1)	16.1	20.9	10.4	2.6	50.0
Gas processing	87.5	174.0	143.4	469.3	874.2
Transportation	253.2	391.6	373.1	507.8	1,525.7
Total contractual commitments (2)	356.8	586.5	526.9	979.7	2,449.9
(1)Includes operating costs on the Company's office space, net of $17.2 million recoveries from subleases.
(2)Excludes contracts accounted for under IFRS 16 Leases. See Note 14 - "Leases" for additional information.

VEREN INC.	34

30.SUPPLEMENTAL DISCLOSURES
Comprehensive income statement presentation
The Company’s statements of comprehensive income are prepared primarily by nature of expense, with the exception of compensation expenses which are included in the operating, general and administrative and share-based compensation line items, as follows:

($ millions)	2024	2023
Operating	74.0	64.0
General and administrative	66.0	66.8
Share-based compensation (1)	9.8	9.4
Total compensation expenses	149.8	140.2
(1)Excludes unrealized loss on equity derivative contracts of $9.3 million for the year ended December 31, 2024 (year ended December 31, 2023 - $29.3 million).
Cash flow statement presentation

($ millions)	2024	2023
Operating activities
Changes in non-cash working capital:
Accounts receivable	(7.3)	66.7
Prepaids and deposits	2.7	(2.2)
Accounts payable and accrued liabilities	(142.3)	(97.8)
Other current liabilities	(21.9)	(11.8)
Other long-term liabilities	(6.8)	(9.8)
	(175.6)	(54.9)
Investing activities
Changes in non-cash working capital:
Accounts receivable	(1.1)	—
Other current assets	72.0	(60.5)
Accounts payable and accrued liabilities	(8.5)	56.3
	62.4	(4.2)
Financing activities
Changes in non-cash working capital:
Prepaids and deposits	(13.9)	(12.6)
Accounts payable and accrued liabilities	3.0	(2.0)
Dividends payable	13.9	(42.6)
	3.0	(57.2)

VEREN INC.	35

Supplementary financing cash flow information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2)
December 31, 2022	99.4	1,441.5	124.1
Changes from cash flow from financing activities:
Increase in bank debt, net		2,675.1
Repayment of senior notes and acquired long-term debt		(897.9)
Realized gain on cross currency swap maturity		147.7
Dividends paid	(254.5)
Payments on principal portion of lease liability			(20.8)
Non-cash changes:
Dividends declared	211.9
Acquisitions		363.8	4.3
Additions			38.2
Dispositions			(1.1)
Foreign exchange		(163.9)
December 31, 2023	56.8	3,566.3	144.7
Changes from cash flow from financing activities:
Decrease in bank debt, net		(1,874.3)
Issuance of senior notes		1,000.0
Repayment of senior notes and acquired long-term debt		(392.9)
Realized gain on cross currency swap maturity		103.9
Dividends paid	(270.7)
Payments on principal portion of lease liability			(41.0)
Non-cash changes:
Dividends declared	284.6
Additions			506.0
Dispositions			(0.3)
Lease modification			1.7
Foreign exchange		51.5
December 31, 2024	70.7	2,454.5	611.1
(1)Includes current portion of long-term debt.
(2)Includes current portion of lease liability.

VEREN INC.	36

31.OIL AND GAS SALES
The following table reconciles oil and gas sales by country:

($ millions) (1)	2024	2023
Canada
Crude oil and condensate sales	3,741.9	3,082.5
NGL sales	235.6	180.2
Natural gas sales (2)	293.8	236.3
Total Canada	4,271.3	3,499.0
U.S.
Crude oil and condensate sales	—	569.6
NGL sales	—	27.0
Natural gas sales	—	16.3
Total U.S. (3)	—	612.9
Total oil and gas sales	4,271.3	4,111.9
(1)Oil and gas sales are reported before realized derivatives.
(2)During the year ended December 31, 2024, natural gas sales include $52.6 million related to Canadian production sold into U.S. pricing markets through the Company's U.S. legal entity (year ended December 31, 2023 - $7.4 million).
(3)Discontinued operations.

VEREN INC.	37

Directors
Barbara Munroe, Chair (6)
Corey Bieber (1) (5)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Jodi Jenson Labrie (1) (2)
François Langlois (1) (3) (4)
Myron Stadnyk (1) (2) (4)
Mindy Wight (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Justin Foraie
Senior Vice President, Operations and Marketing
Garret Holt
Senior Vice President, Strategy and Planning
Michael Politeski
Senior Vice President, Finance and Treasurer
Shelly Witwer
Senior Vice President, Business Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Veren's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
VRN
Investor Contacts
Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

VEREN INC.	38